CONTACT: Michael P. Hawks              (NYSE -- BMC)
         (612) 851-6030                FOR IMMEDIATE RELEASE


                      BMC REPORTS RECORD THIRD QUARTER EARNINGS

      October 22, 1997 -- Minneapolis, MN -- BMC Industries, Inc. today reported record third quarter net earnings of $8,875,000 or $0.31 per share, an increase of 24% from earnings of $7,157,000 or $0.25 per share in the year-earlier period. Third quarter revenues increased 16% from $68.2 million in the third quarter of 1996 to $79.1 million in the third quarter of 1997.

Net earnings for the first nine months of 1997 totaled $28,747,000 or $1.01 per share. This represented an improvement of $5,565,000 or 24% over the $23,182,000 or $0.82 per share recorded for the first nine months of the prior year. Revenues for the first nine months of 1997 were 16% higher than the same period in the prior year.

The third quarter of 1997 represented another quarterly earnings record for BMC and its twenty-sixth consecutive quarter of increased net earnings over the year-earlier period, excluding income from the sale of equipment and technology and other non-recurring items. Once again, each division contributed to this significant accomplishment.

The Company's Precision Imaged Products operation (PIP includes both the Mask Operations and Buckbee-Mears St. Paul) posted record third quarter results. Third quarter sales increased 22% over the prior year quarter while profits increased 25%. The profitability of Mask Operations increased due to the continued sales mix shift to higher margin products, including high resolution computer monitor masks. However, television mask sales and profitability were depressed by lower yields on the existing lines at Cortland caused by the strain of the start-up of the two new lines. Sales of large (25 - 29 inches) television aperture masks increased 19% over third quarter 1996 sales and for the first nine months of 1997 are now 27% ahead of the same period last year. While invar and jumbo mask sales lagged 1996 third quarter sales, invar mask sales are up 9% for the first nine months of 1997. Jumbo mask sales continue to lag 1996 sales for the nine months, which is a difficult comparison following a 51% increase over 1995. The strength of the U.S. dollar

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

versus the German mark had less than a $200,000 impact on earnings but reduced sales, as compared with the prior year quarter, by approximately $4 million. Buckbee-Mears St. Paul had record sales and profits in the quarter.

Third quarter Precision Imaged Products sales included over $6 million of high resolution computer monitor masks sales from the Company's German monitor mask line. While higher sales are expected from this line in the fourth quarter, the new part and customer qualification process will continue. The new monitor mask line in Cortland was de-bugged and started-up in the third quarter. The line is currently producing parts for qualification with customers, and will be working to qualify parts and build inventory in the fourth quarter. The start-up of the new television mask line in Cortland continued to ramp up, with a progressive growth in sales in the third quarter while also undertaking additional part and customer qualifications.

BMC's Optical Products operation also produced record third quarter results. Third quarter sales and profits increased 5% over the prior year quarter. Sales growth was driven by a 27% increase in high end products (polycarbonate, progressive, high index and polarizing sun lenses) over the prior year. Due to the strong sales growth of high end products, Optical Product's gross profit increased despite one-time expenses related to the shut down of the Ft. Lauderdale plastic lens manufacturing facility which ceased operations in July and start-up of the new polycarbonate manufacturing, centralized distribution and research and development facilities, as well as increased research and development spending. The increase in gross profit was offset by increased advertising and promotional expenses, primarily related to polycarbonate lenses.

Construction of the new polycarbonate facility was completed in the third quarter of 1997. The transfer of a portion of the polycarbonate manufacturing capacity to the new facility has begun, but a full transfer will not be completed until the second quarter of 1998 to ensure that disruption of polycarbonate manufacturing will be minimized. In the interim, the Company will continue to incur duplicate facility costs.

BMC is one of the world's largest manufacturers of aperture masks for color television tubes and computer monitors. The Company is also a leading supplier of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".

                                 BMC INDUSTRIES, INC.

                    CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                     (Unaudited)
                       (in thousands, except per share amounts)



                                                               Three Months Ended             Nine Months Ended
                                                                  September 30                  September 30
                                                            ------------------------     -------------------------
                                                                 1997           1996           1997           1996
------------------------------------------------------------------------------------------------------------------
Revenues                                                    $  79,086      $  68,158     $  236,470     $  204,633
Cost of products sold                                          61,813         53,840        181,356        158,792
------------------------------------------------------------------------------------------------------------------
Gross margin                                                   17,273         14,318         55,114         45,841
Selling                                                         3,042          2,334          8,616          7,451
Administrative                                                  1,006          1,210          3,634          3,725
------------------------------------------------------------------------------------------------------------------
Income from Operations                                         13,225         10,774         42,864         34,665
------------------------------------------------------------------------------------------------------------------
Other Income and (Expense)
   Interest expense                                              (403)          (246)          (707)          (436)
   Interest income                                                 45             60            143            210
   Other income                                                    71             89            300            120
------------------------------------------------------------------------------------------------------------------
Earnings before Income Taxes                                   12,938         10,677         42,600         34,559
Income Taxes                                                    4,063          3,520         13,853         11,377
------------------------------------------------------------------------------------------------------------------
Net Earnings                                                 $  8,875       $  7,157      $  28,747      $  23,182
------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share                                        $  0.31        $  0.25        $  1.01        $  0.82
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Number of Shares Included in Per Share Computation             28,619         28,390         28,524         28,346
------------------------------------------------------------------------------------------------------------------


                                BMC INDUSTRIES, INC.

                        CONDENSED CONSOLIDATED BALANCE SHEETS
                                     (Unaudited)
                                    (in thousands)

                                                 SEPTEMBER 30    DECEMBER 31
                                                 ------------    -----------
ASSETS                                                   1997           1996
----------------------------------------------------------------------------

Current Assets
  Cash and cash equivalents                          $  2,138       $  2,544
  Trade accounts receivable, net of allowances         34,450         24,979
  Inventories                                          62,080         50,451
  Deferred income taxes                                 6,655          5,372
  Other current assets                                  7,483          8,354
----------------------------------------------------------------------------
    Total Current Assets                              112,806         91,700
----------------------------------------------------------------------------

  Property, Plant and Equipment                       277,788        220,489
  Less Accumulated Depreciation                        99,171         96,644
                                                    ---------      ---------
  Property, Plant and Equipment, Net                  178,617        123,845
                                                    ---------      ---------
  Deferred Income Taxes                                 4,783          5,797
  Other Assets, Net                                    13,636         11,627
----------------------------------------------------------------------------
Total Assets                                         $309,842       $232,969
----------------------------------------------------------------------------
----------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------

Current Liabilities
  Short-term borrowings                              $  1,195       $  1,355
  Accounts payable                                     20,398         19,434
  Income taxes payable                                  1,902          7,657
  Accrued expenses and other current liabilities       17,914         21,900
----------------------------------------------------------------------------
    Total Current Liabilities                          41,409         50,346
----------------------------------------------------------------------------

  Long-Term Debt                                       75,688         16,634
  Other Liabilities                                    18,233         19,421
  Deferred Income Taxes                                 2,685          2,460

  Stockholders' Equity
  Common stock                                         61,452         56,551
  Retained earnings                                   112,137         84,629
  Cumulative translation adjustment                    (1,010)         3,974
  Other                                                  (752)        (1,046)
----------------------------------------------------------------------------
    Total Stockholders' Equity                        171,827        144,108
----------------------------------------------------------------------------

  Total Liabilities and Stockholders' Equity       $  309,842     $  232,969
----------------------------------------------------------------------------
----------------------------------------------------------------------------